SO 2/25/03

SECURIT[barcode]MISSION

03001592

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SEC FILE NUMBER
8- 41247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprop, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Maxess Road - Suite N111
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Klein 631-249-9490
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren M. Schneider - Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

Schneider & Ciccone, Certified Public Accountants, LLC
535 Fifth Avenue - 21st Floor, New York, NY 10017
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH, D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven D. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameriprop, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRIE S. CORDELL
Notary Public, State Of New York
No. 01CO6063486
Qualified In Suffolk County
Commission Expires August 27, 2003

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERIPROP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

AND

INDEPENDENT AUDITORS' REPORT

SCHNEIDER & CICCONE

CERTIFIED PUBLIC ACCOUNTANTS

A Limited Liability Company

CONTENTS

SCHNEIDER & CICCONE
CERTIFIED PUBLIC ACCOUNTANTS
A Limited Liability Company

9 Sylvan Way, Suite 280
Parsippany, NJ 07054
Phone: (973) 683-1100
Fax: (973) 683-0090

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Ameriprop, Inc.:

We have audited the accompanying statement of financial condition of Ameriprop, Inc. as of December 31, 2002 and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ameriprop, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Schneider & Ciccone
Certified Public Accountants, LLC

New York, New York
January 17, 2003

New York Office: 535 Fifth Avenue, 21st Floor, New York, NY 10017
Phone: (212) 764-7700 Fax: (212) 997-0019

AMERIPROP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash	$	15,591
Commissions receivable (Note 6)		82,270
Securities owned, at market value (Note 1)		21,327
Property and equipment, net of accumulated depreciation of $ 11,180 (Notes 1 and 2)		5,259
Advances to registered representatives		8,377
Security deposit		9,684
Total assets	$	142,508
LIABILITIES		
Accounts payable and accrued expenses	$	16,260
Commissions payable (Note 4)		78,994
Total liabilities		95,254
COMMITMENTS AND CONTINGENCIES (Notes 3, 5, 6 and 8)		
SHAREHOLDER'S EQUITY		
Common stock, 200 no par value shares authorized, issued and outstanding		200
Additional paid in capital		85,000
Retained earnings (deficit)		(37,946)
Total shareholder's equity		47,254
Total liabilities and shareholder's equity	$	142,508

The accompanying Notes to the Financial Statements are an integral part of this report.

AMERIPROP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commissions (Note 6)	$ 1,487,271
Loss on securities	(4,925)
Compliance meeting income	55,500
Total revenue	1,537,846
EXPENSES	
Commissions (Note 4)	1,331,026
Regulatory	20,708
Professional	18,427
Rent (Note 3)	44,510
Depreciation (Note 1)	1,993
Travel and entertainment	28,938
Legal settlements (Note 8)	5,600
Regulatory settlement	19,481
Other operating expenses (Notes 1 and 4)	126,295
Total expenses	1,596,978
Net loss (Note 1)	$ (59,132)

The accompanying Notes to the Financial Statements are an integral part of this report.

AMERIPROP, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock									
	Shares		Amount		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Shareholder's Equity
Balances, January 1, 2002	200	$	200	$	40,000	$	21,186	$	61,386
Plus: Shareholder contribution					45,000				45,000
Less: Net loss for the year							(59,132)		(59,132)
Balances, December 31, 2002	200	$	200	$	85,000	$	(37,946)	$	47,254

The accompanying Notes to the Financial Statements
are an integral part of this report.

AMERIPROP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

None

The accompanying Notes to the Financial Statements
are an integral part of this report.

AMERIPROP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS USED BY OPERATING ACTIVITIES	
Net loss	$ (59,132)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,993
Unrealized loss on securities owned	4,925
Changes in:	
Commissions receivable	152,747
Advances to registered representatives	(8,377)
Accrued expenses	(3,125)
Commissions payable	(217,694)
Net cash used by operations	(128,663)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	-0-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	
Shareholder contribution to paid in capital	45,000
Net cash provided by financing activities	45,000
NET CASH DECREASE	(83,663)
CASH - beginning of year	99,254
CASH - end of year	$ 15,591

The accompanying Notes to the Financial Statements are an integral part of this report.

AMERIPROP, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Ameriprop, Inc. (the " Company") conducts business as a broker/dealer in syndicated limited partnerships and securities with registered representatives throughout the United States.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Securities owned – Securities owned are carried at market value with unrealized gains and losses reported in income.

c. Property and equipment - Property and equipment are carried at cost. Depreciation is provided using the straight-line method over periods of five and seven years.

d. Income taxes - The Company has filed elections pursuant to Subchapter S of the Internal Revenue Code and corresponding state statutes, and, accordingly, any Federal and most state income taxes due or tax benefits derived are the responsibility of the shareholders.

e. Statement of cash flows - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2002:

Furniture and equipment	$	16,439
Less: Accumulated depreciation		(11,180)
Net	$	5,259

3. LEASE COMMITMENTS

The Company and an unaffiliated third party are jointly and severally liable under an operating lease for office space expiring on May 31, 2011. Pursuant to the terms of the lease, the Company and the third party are also required to pay a fixed amount for utilities. The Company' s portion of rent expense for office space in 2002 was $ 44,510. Aggregate future minimum rental and utility payments under this lease are as follows:

Year ending - December 31, 2003	$ 72,174
- December 31, 2004	75,061
- December 31, 2005	78,064
- December 31, 2006	81,186
- December 31, 2007	84,434
Thereafter	314,329

Additionally, the Company's shareholder has personally guaranteed this lease.

4. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2002, commission expense and payroll expense to the Company's shareholder amounted to $ 174,603 and $ 30,000, respectively. At December 31, 2002, the Company did not owe any commissions to its shareholder.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $ 18,728 and $ 5,807 respectively. The ratio of aggregate indebtedness to net capital was 4.65 to 1.

6. LIQUIDITY AND ECONOMIC DEPENDENCE

The Company is dependent on its ability to maintain sufficient levels of liquidity to fund its operations and operate as a going concern. The sole stockholder, has represented he has the financial ability and will fund the Company' s operations as necessary to operate as a going concern for at least one year from the date of the accountants' report.

Substantially, all of the Company's commission income is derived from two major customers. Accounts receivable from these major customers aggregated $ 72,279 at December 31, 2002.

7. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes was $ 545.

8. CONTINGENCIES

From time to time, the Company is involved in various claims and lawsuits in the ordinary course of business including matters involving allegations of unsuitability with respect to investments, breach of fiduciary duty and failure to supervise the registered representative' s activities on the part of the broker/dealers involved.

Two matters from prior years were resolved resulting in total settlement expense of $ 5,600 in 2002.

SCHNEIDER & CICCONE
CERTIFIED PUBLIC ACCOUNTANTS
A Limited Liability Company

9 Sylvan Way, Suite 280
Parsippany, NJ 07054
Phone: (973) 683-1100
Fax: (973) 683-0090

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Shareholder of
Ameriprop, Inc.:

We have audited the accompanying financial statements of Ameriprop, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 17, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Ciccone
Certified Public Accountants, LLC

New York, New York
January 17, 2003

New York Office: 535 Fifth Avenue, 21st Floor, New York, NY 10017
Phone: (212) 764-7700 Fax: (212) 997-0019

Schedule 1

AMERIPROP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Payables		
Commissions payable	$	78,994
Accrued NASD fees		8,117
Total aggregate indebtedness	$	87,111
Minimum dollar requirement	$	5,000
Minimum required net capital	$	5,807
NET CAPITAL		
Shareholder's equity	$	47,254
Deductions:		
Non-allowable assets		
Other securities		(3,300)
Security deposit		(9,684)
Property and equipment – net		(5,259)
Advances to registered representatives		(8,377)
Haircuts on other securities		(1,906)
Net capital		18,728
Less: Minimum required net capital		(5,807)
Capital in excess of minimum requirement	$	12,921
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.65 to 1

Schedule 2

AMERIPROP, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

DECEMBER 31, 2002

There are no material differences from the computation of aggregate indebtedness and net capital as per Schedule 1 and that included in the Company's Part IIA (unaudited) FOCUS report.

Schedule 3

AMERIPROP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

Not applicable.

Schedule 4

AMERIPROP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2002

Not applicable.

Schedule 5

AMERIPROP, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
AND THE COMPUTATION FOR DETERMINATION OF
THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3

DECEMBER 31, 2002

Not applicable.

SCHNEIDER & CICCONE

CERTIFIED PUBLIC ACCOUNTANTS

A Limited Liability Company

9 Sylvan Way, Suite 280
Parsippany, NJ 07054
Phone: (973) 683-1100
Fax: (973) 683-0090

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Ameriprop, Inc.:

In planning and performing our audit of the financial statements of Ameriprop, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission' s above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management' s authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York Office: 535 Fifth Avenue, 21st Floor, New York, NY 10017
Phone: (212) 764-7700 Fax: (212) 997-0019

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company' s practices and procedures were adequate at December 31, 2002, to meet the Commission' s objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider & Ciccone
Certified Public Accountants, LLC

New York, New York
January 17, 2003